Exhibit 23.4

Consent of Independent Auditors

To the Board of Directors of On Track Innovations Ltd.:

We consent to the use of our report dated August 25, 2013, with respect to the carve out consolidated balance sheets of SmartID Division (a division of On Track Innovations Ltd.), as defined in Note 1 to the carve out consolidated financial statements, as of December 31, 2012 and 2011, and the related carve out consolidated statements of operations, changes in net parent investment and cash flows for each of the years in the two-year period ended December 31, 2012, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
November 22, 2013